SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  August 11, 2011

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated August 11, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James E. Sinclair”

Date:   August 11, 2011

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

TSX: TNX

Tel:  (860) 364-1830

NYSE Amex Equities:  TRE

Fax:  (860) 364-0673

South Surrey Office:

Suite 404  1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:  investors@TanzanianRoyaltyExploration.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

Tanzanian Royalty Comments on Past Resource Disclosures Pertaining to

Buckreef Project

South Surrey, British Columbia, August 11, 2011.

As a result of a review by the British Columbia Securities Commission, Tanzanian Royalty Exploration Corporation (TSX: TNX; NYSE-Amex: TRX) (the “Company”) is issuing this news release to clarify certain aspects of past resource disclosures pertaining to the Buckreef project.

In a news release dated April 15, 2011, the Company reported a resource estimate for its Buckreef project area that included measured mineral resources of 303,000 ounces; indicated mineral resources of 730,000 ounces; and inferred mineral resources of 960,000 ounces. Pursuant to an amended and restated technical report dated June 30, 2011, prepared in compliance with National Instrument 43-101 (NI 43-101) and filed by the Company on SEDAR, the mineral resource estimate for the Buckreef project area has been adjusted slightly as set out in the following table:

Summary NI 43-101 Compliant Mineral Resources of the Buckreef Project (0.5g/t Au Cut-off) – June 2011

These resources occur within four principal zones on the project: Buckreef, Tembo, Bingwa and Buziba.  In accordance with the recommendations contained in the amended and restated technical report, the Company plans to undertake a preliminary economic assessment of the Buckreef project, and if such assessment is favourable, to proceed to a definitive feasibility study.

The Company also wishes to clarify that the current resources for the Buckreef project calculated in accordance with NI 43-101, including its Quality Control guidelines, are not segregated based on mode of occurrence (e.g., a “gravel” or quartz rubble colluvial deposit, oxide, sulphides).  The Company wishes to specifically retract the statement made in its news release of April 15, 2011 “We also have a well-defined gravel resource on the Buckreef project that could provide an early source of cash flow at a relatively minimal capital expenditure” and clarify that the reference to “defined gravel resources” should not be construed as implying that the Company is reporting a resource estimate occurring within a quartz rubble colluvial deposit in accordance with such instrument but was simply stating the potential existence of such a deposit on one of the main prospects within the project, Buziba.  This is currently the subject of a detailed pitting and trenching program to assess the extent of this quartz rubble colluvial deposit and results will be reported in due course.

The Company would also like to clarify certain statements made in news releases dated April 25 and July 12, 2011, respectively, regarding the purchase of plant and equipment for the mining of “gravel resources” or “surface gravels” at its Buckreef, Kigosi and Lunguya properties. As noted above, the statements should not be construed as implying that resources meeting the NI 43-101 standard, including its Quality Control guidelines, occur within surface or sub-surface quartz rubble colluvial deposits.  Rather, the Company intended to disclose and wishes to clarify that such plant and equipment, when purchased, would be used to test the surface and sub-surface areas to assess the potential existence of such deposits.

The Kigosi project comprises the Luhwaika reef prospect, the Igunda reef prospect, the Msonga gold prospect and the lineman surface quartz rubble colluvial prospect.  During the course of previous RC exploration drilling conducted on the Luhwaika Prospect as reported in the April 2009 technical report prepared in compliance with NI 43-101 and filed by the Company on SEDAR, the Company established the presence of a consistent and sizable surface to near surface quartz rubble colluvial deposit with potential economic significance. In 2010 and early 2011, the Company conducted preliminary trenching and pitting to assess the rubble deposit.  The results established a strong gold nugget effect and variability in gold grades in the rubble as had been noted in the 2009 report.  In May 2011 the Company decided to suspend further testing at Kigosi and to move the gravity separation unit to Buckreef for use in that project’s ongoing pitting and trenching program.

In a news release dated December 21, 2010, the Company stated that it “anticipated gold output” at Kigosi and Lunguya and that there would be “modular type gravity plants operating” on those properties in 2011.  As noted, the Company operated mobile gravity separator equipment at Kigosi until suspending exploration of its surface areas in May of 2011.  The Company wishes to clarify that additional equipment purchased out of the proceeds of the offering announced on July 12, 2011 will be deployed exclusively at the Buckreef for the foreseeable future to assess potential quartz rubble colluvial deposits at that project.

In a May 24, 2011 news release the Company’s Qualified Person provided details of a previously completed but non-reported reconnaissance pitting program on its Buziba West Prospect within the Buckreef project area. The release included a reference to a specific area covered by the pitting program in addition to a weighted average grade and average thickness for the area tested. The Company cautions that the historical pitting results and other exploration in this area are insufficient to estimate quantity or grade of a potential mineral deposit and additional exploration work is required before determining any potential quantity and gold grade ranges.

In addition, it has come to the Company’s attention that on June 21, 2011 Mr. Chris Gibson made certain comments on a third party website.  Such comments included references to: a pending gold resource estimate at the Company’s Kigosi project; disclosure of a resource estimate and economic analysis of the Buckreef project not compliant with NI 43-101; economically viable low-cost surface gravels at the Buckreef, Kigosi, Lunguya and Ushirombo projects entering production in 2011 and 2012; the existence of NI 43-101-compliant technical reports documenting ore grades at other Company properties such as Lunguya and Ushirombo; and other royalty properties of the Company being advanced to production at significant investment by major industry partners.   Mr. Gibson does not speak for the Company and any and all such comments were not issued by or on behalf of the Company, were not sanctioned by the Company, and the Company expressly disclaims and dissociates itself from such comments.

Qualified Person

The Company’s Qualified Person, Mr. Peter Zizhou, supervised the preparation of the technical information and has approved the contents of this news release.  Mr. Zizhou is the Exploration Manager of Tanzanian Royalty Exploration Corporation Limited.  He has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered scientist with SACNASP (Reg. No. 400028/08).

Respectfully submitted,

Joseph Kahama

Chairman and Chief Operating Officer (Tanzania)

For further information, please contact Investor Relations at 1-800-811-3855 or visit our website: www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32500.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 001-32500, for more information concerning these risks, uncertainties, and other factors.